Exhibit 99.1

PainReform Announces Positive Pharmacokinetic (PK) Data in First Part of Phase 3
Clinical Trial of PRF-110 in Patients Undergoing Bunionectomy Surgery

Reports excellent compliance with FDA safety requirements in the first part of its Phase III with 15 patients

Tel Aviv, Israel – May 18, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced positive pharmacokinetic (PK) data in the first part of its two-part Phase 3 clinical trial of PRF-110, which enrolled 15 bunionectomy patients at two clinical sites in Texas.

During Part I of this study, blood samples were collected at specified time points post-surgery, through 72 hours, to determine maximum plasma ropivacaine concentrations (Cmax).  Cmax value among all of the 15 patients, was approximately 10% of the safety window set by FDA.

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, "We are encouraged by the PK results which demonstrated that PRF-110 showed a favorable pharmacokinetic profile, a critical step towards regulatory approval. The successful completion of the safety and PK determination allows us to proceed directly into the second part of our Phase 3 trial.”

The Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed before closure to provide localized and extended postoperative analgesia.

The forthcoming second part of the trial will be a double-blind study, in which the Company plans to randomize approximately 400 patients at seven clinical sites in the U.S. PRF-110 will be administered intra-operatively, using the experience gained in the study’s first part, and will be divided into three cohorts, PRF-110, ropivacaine, and placebo. As previously reported, PRF-110 provided pain reduction for up to 72 hours post-operatively in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). PRF-110 is a highly uniform solution, resulting in consistent sustained and extended release of the analgesic. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic. The other components that make up the remainder of the PRF-110 formulation have been designated by the FDA as Generally Recognized as Safe (GRAS), by the FDA, mitigating many potential safety issues.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com